Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ELECTS TO REDEEM ITS 9.125% SERIES 1 SENIOR UNSECURED DEBENTURES DUE 2017
Edmonton, Alberta, August 26, 2016 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has elected to redeem, in whole, its 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”). The Company currently has a principal amount of $10,000,000 of Notes outstanding and the Notes will be redeemed on September 30, 2016 (the “Redemption Date”) at a redemption price (the “Redemption Price”) of 100% of the principal amount of the Notes, plus accrued and unpaid interest on the Notes to but not including the Redemption Date of approximately $44 per $1,000 of principal amount of Notes. The record date for the redemption will be September 26, 2016.

On the Redemption Date, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date if monies necessary to redeem such Notes shall have been deposited as provided for in the Indenture, interest on the Notes redeemed shall cease.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca